Mail Stop 4-6
								October 22, 2004

Timothy Bumgarner
Chief Executive Officer
Literary Playpen, Inc.
425 Second Street, SE  #600
Cedar Rapids, Iowa  52401

	Re:    	Literary Playpen, Inc.
		Information Statement on Schedule 14C
		Filed on October 13, 2004
		File No. 0-29519

Dear Mr. Bumgarner:

We have limited our review of your filing to matters relating to the proposal to increase authorized shares of common stock. Based on this limited review, we have the following comment. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Below, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. For example, what other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

	Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

An amended filing should be filed on the Commission`s EDGAR system. In conjunction with your filing, please address the staff`s comments in a response letter. Any questions should be directed to Maryse Mills-Apenteng at (202) 942-1861. If you need further assistance, you may contact Mark P. Shuman at (202) 942-1818.

							Sincerely,



							Mark P. Shuman
							Special Counsel